FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Lake Resources Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2         Date of Material Change

January 16, 2007

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on January 16, 2007.

Item 4         Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5         Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9         Date of Report

January 16, 2007

Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, January 16, 2007

Gammon Lake Resources Reports High Grade Discoveries in New Areas of the Ocampo Underground Mine

767-Metres of Continuous Exploration Drifting on Underground Veins Average 11.55 Grams per Tonne Gold Equivalent (5.47 Grams per Tonne Gold and 304 Grams per Tonne Silver) Over Widths Averaging 2.33-Metres

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce new exploration results from sill sampling in the Ocampo Underground Mine in Chihuahua, Mexico. Sill sampling in new areas of exploration in the Mine have resulted in the new discovery of high grade gold-silver zones on multiple levels of the underground mine. Samples were collected over a combined total of 767-metres, resulting in average grades of 11.55 grams per tonne gold equivalent (5.47 grams per tonne gold and 304 grams per tonne silver) over average widths of 2.33-metres. The Balvanera structure is open to depth and the remaining structures are open in all directions. Sill samples were taken along each vein every 2.5-metres. For example, approximately 24 samples were collected for every 60-metres of drifting. The results from sampling are summarized in the following table:

New Results from Sill Sampling in Ocampo Underground Mine
Level	Vein	Grade (g/t)			Width	Length
		Gold	Silver	Gold Eq.		(m)
1611	San Fernando	6.93	555	18.03	2.28	34
1611	San Fernando	3.86	324	10.34	2.85	95
1611	Rosario	11.27	451	20.29	2.69	36
1611	San Jose	3.89	338	10.65	2.95	55
1611	Balvanera	4.79	361	12.01	2.83	40
1611	Balvanera	2.59	153	5.65	2.80	55
1611	Jesus Maria	5.21	204	9.29	1.48	100
1679	Maria	5.76	267	11.10	1.30	50
1679	San Jose	4.60	107	6.74	1.67	72
1739	San Juan	5.31	252	10.35	2.77	135
1739	Aventurero	6.28	232	10.92	1.43	35
1778	San Juan	5.88	269	11.26	2.59	60
	Weighted Average	5.47	304	11.55	2.33	767

Gold equivalent values are calculated based on 50 grams of silver = 1 gram of gold using a gold price of US $600/oz and a silver price of US $12.00/oz.

During the 2006 calendar year Gammon Lake completed significant underground development and drilling in the Ocampo underground project area, as the mine ramped up to commercial production. The Ocampo Mill was completed in September 2006, fully commissioned by the end of December 2006, and is currently operating at design capacity of 1,500 tonnes per day. Upon review of the exploration results from 2006, Management recognized that exploration continues to expand the size of the Underground Mine at Ocampo. Underground exploration activity can be divided into three areas: New vein discoveries, exploration focused on moving Inferred resources into Measured and Indicated, and development of Measured and Indicated resources for mining.

The San Fernando vein represents a new discovery, not included in the current underground resources and reserves (see Figure 1). Gammon Lake completed two separate sill drives on the San Fernando vein on level 1611. The first drive returned 95 metres of sampling averaging 10.34 grams per tonne gold equivalent (3.86 grams per tonne gold and 324 grams per tonne silver) over average widths of 2.85-metres. The second drive returned 34-metres of sampling averaging 18.03 grams per tonne gold equivalent (6.93 grams per tonne gold and 555 grams per tonne silver) over average widths of 2.28-metres. Both sill drives appear to have defined separate ore shoots.

Several new areas not included in the current resources and reserves at Ocampo have been discovered on known veins. These include the San Jose vein structure on elevation 1611, and 1679, (See Figure 1) and the Balvanera area on elevation 1611 (see Figure 1) which occurs within the current underground mining area, but has not been sampled during past exploration. The San Jose sills combine to yield 127-metres at an average width of 2.22-metres and a weighted average grade of 9.24 grams per tonne gold equivalent (4.14 grams per tonne gold and 255 grams per tonne silver). The Balvanera sill drives were developed into two previously un-sampled areas and averaged slightly over 2.8-metres in width and average grade of 8.85 grams per tonne gold equivalent (3.70 grams per tonne gold and 258 grams per tonne silver) over a combined sampling length of 95-metres.

In the latter part of 2006, Management recognized that the elevations above the main level drive on elevation 1679 deserved additional review, and this area of Inferred resource was accessed. It was determined that the Inferred resources contained in the San Juan vein at elevations 1739 and 1778 (see Figures 2 and 3) and the Aventurero vein at elevation 1739 (see Figure 2) have the potential to significantly add to underground mining operation at Ocampo. One hundred and ninety-five metres of sill development on the San Juan vein returned weighted average grades of 10.79 grams per tonne gold equivalent (5.59 grams per tonne gold and 260 grams per tonne silver), over average widths of 2.71-metres. The Aventurero vein was also accessed at the 1739-metre elevation. Thirty-five metres of sill development returned an average width of 1.43-metres, grading 10.92 grams per tonne gold equivalent (6.28 grams per tonne gold and 232 grams per tonne silver). Further development of these areas will commence in 2007.

The sills developed on the Rosario vein on elevation 1611 (see Figure 1) and the Maria vein on elevation 1679 (see Figure 4) are both in areas currently classified as measured and indicated resources and have mine plans developed around them from previous drilling information modeled during feasibility. Gammon Lake is extremely pleased with the sampling results from these structures, as they provide confirmation of current reserve grade. Two drill holes that were previously drilled on the flanks of the area where the sill information was taken on the Rosario vein returned average grades of 19.7 grams per tonne gold equivalent. The current sill samples averaged 20.29 grams per tonne gold equivalent. This is an excellent confirmation of the exploration modeling for the Rosario structure.

These 12 sill drives, totaling 767-metres in length, provide excellent potential for future mill tonnage as well as significant potential to add to Gammon Lake’s underground development program. Of particular significance are the upper portions of the Aventurero and San Juan structures, allowing mining access to exploit these major veins up to surface.

Figure 1: Sill Samples from Ocampo Underground Mine Level 1611

Figure 2: Sill Samples from Ocampo Underground Mine Level 1739

Figure 3: Sill Samples from Ocampo Underground Mine Level 1778

Figure 4: Sill Samples from Ocampo Underground Mine Level 1679

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration and mining Company with properties in Mexico. The Company’s flagship Ocampo Project is now in commercial production and Gammon Lake is moving toward becoming a low-cost, mid-tier gold and silver producer in 2007. Gammon Lake remains 100% unhedged and is on schedule to produce in excess of 400,000 gold equivalent ounces (208,000 ounces of gold and 8.9-million ounces of silver) per year from the Company’s Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Third party analytical work was performed by ALS Chemex of Vancouver and Florin Labs of Reno, Nevada, employing conventional fire assay analysis techniques. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors – Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this press release referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake’s Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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